Exhibit 1.2

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm on Internal Controls

To the Shareholders and Board of Directors of Nordion Inc. (formerly MDS Inc.)

We have audited Nordion Inc.’s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Nordion Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Nordion Inc. did not maintain effective internal control over financial reporting in the accounting for income taxes related to historical transactions and tax positions.  Specifically, management did not complete a process of evaluating the accounting and reporting of its income tax accounts based on the complex transactions of prior years and in light of the reduced size of the Company.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nordion Inc. as of October 31, 2010 and 2009 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended October 31, 2010. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2010 financial statements and this report does not affect our report dated January 20, 2011, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Nordion Inc. has not maintained effective internal control over financial reporting as of October 31, 2010, based on the COSO criteria.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Ottawa, Canada
January 20, 2011

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of Nordion Inc. (formerly MDS Inc.)

We have audited the consolidated statements of financial position of Nordion Inc. (the “Company”) as of October 31, 2010 and 2009 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended October 31, 2010.  These financial statements are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2010 and 2009 and the result of its operations and its cash flows for each of the three years in the period ended October 31, 2010 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 20, 2011 expressed an opinion that Nordion Inc. has not maintained effective internal control over financial reporting as of October 31, 2010.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Ottawa, Canada
January 20, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of October 31 (thousands of U.S. dollars, except share amounts)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$122,802	$298,203
Accounts receivable (Note 4)	45,146	44,965
Notes receivable (Notes 9(b) and 9(c))	16,976	16,008
Inventories (Note 5)	29,071	27,606
Income taxes recoverable (Note 21)	10,883	1,773
Current portion of deferred tax assets (Note 21)	6,105	15,708
Other current assets (Note 7)	12,480	13,692
Assets of discontinued operations (Note 3)	3,024	940,782
Total current assets	246,487	1,358,737

Property, plant and equipment, net (Note 6)	111,664	130,651
Deferred tax assets (Note 21)	80,725	38,842
Long-term investments (Note 8)	4,051	5,463
Other long-term assets (Note 9)	111,029	92,177
Total assets	$553,956	$1,625,870
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,969	$25,912
Accrued liabilities (Note 12)	83,034	82,619
Current portion of long-term debt (Note 13)	4,050	30,492
Current portion of deferred revenue (Note 14)	7,542	4,667
Liabilities of discontinued operations (Note 3)	12,459	208,711
Total current liabilities	126,054	352,401

Long-term debt (Note 13)	40,100	237,280
Deferred revenue (Note 14)	9,431	13,702
Other long-term liabilities (Note 15)	40,782	28,576
Total liabilities	216,367	631,959

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: October 31, 2010 – 67,238,253; October 31, 2009 – 120,137,229 (Note 17)	273,859	488,808
Additional paid-in capital	81,909	78,450
Accumulated (deficit) retained earnings	(192,539)	167,229
Accumulated other comprehensive income	174,360	259,424
Total shareholders’ equity	337,589	993,911
Total liabilities and shareholders’ equity	$553,956	$1,625,870

Commitments and contingencies (Note 26)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended October 31 (thousands of U.S. dollars, except per share amounts)	2010	2009	2008
Revenues	$240,352	$231,263	$296,234
Costs and expenses
Direct cost of revenues	128,412	118,415	150,101
Selling, general and administration	106,873	79,995	107,131
Depreciation and amortization	29,230	23,631	25,282
MAPLE Facilities write-off	-	-	341,000
Restructuring charges, net (Note 19)	62,531	9,306	1,240
Change in fair value of embedded derivatives	(13,050)	(7,922)	14,488
Other expenses, net (Note 20)	32,761	9,454	11,583
Total costs and expenses	346,757	232,879	650,825
Operating loss from continuing operations	(106,405)	(1,616)	(354,591)
Interest expense	(6,058)	(2,786)	(3,489)
Interest income	8,591	7,456	17,581
Equity (loss) earnings (Note 8)	(650)	(49)	160
Change in fair value of interest rate swaps	-	-	2,324
(Loss) income from continuing operations before income taxes	(104,522)	3,005	(338,015)
Income tax (recovery) expense (Note 21)
- current	(9,667)	13,010	34,900
- deferred	8,493	1,645	(131,217)
	(1,174)	14,655	(96,317)
Loss from continuing operations	(103,348)	(11,650)	(241,698)
Loss from discontinued operations, net of income taxes (Note 3)	(128,662)	(123,591)	(310,979)
Net loss	$(232,010)	$(135,241)	$(552,677)

Basic and diluted loss per share (Note 16)
- from continuing operations	$(1.16)	$(0.10)	$(1.99)
- from discontinued operations	(1.44)	(1.02)	(2.55)
Basic and diluted loss per share	$(2.60)	$(1.12)	$(4.54)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
	Common Shares		Additional Paid-in Capital	Accumulated (Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Total
(thousands of U.S. dollars)	Number	Amount
Balance as of October 31, 2007	122,578	$ 491,652	$ 72,963	$ 880,607	$ 496,521	$ 1,941,743
Components of comprehensive loss:
Net loss	-	-	-	(552,677)	-	(552,677)
Foreign currency translation loss	-	-	-	-	(197,421)	(197,421)
Reclassification of realized loss on available-for-sale assets, net of tax of $nil	-	-	-	-	3,149	3,149
Unrealized loss on net investment hedges, net of tax of $9,924	-	-	-	-	(53,810)	(53,810)
Unrealized loss on available-for-sale securities, net of tax of $242	-	-	-	-	(1,360)	(1,360)
Unrealized loss on derivatives designated as cash flow hedges, net of tax of $5,148	-	-	-	-	(10,205)	(10,205)
Pension liability adjustments, net of tax of $3,245	-	-	-	-	(6,739)	(6,739)
Total comprehensive loss						(819,063)
Repurchase and cancellation of Common shares	(2,903)	(11,781)	-	(26,218)	(5,601)	(43,600)
Stock options exercised	462	7,256	-	-	-	7,256
Stock-based compensation	-	-	5,034	-	-	5,034
Other	-	1,781	(3,103)	(935)	-	(2,257)
Balance as of October 31, 2008	120,137	488,908	74,894	300,777	224,534	1,089,113
Components of comprehensive loss:
Net loss	-	-	-	(135,241)	-	(135,241)
Foreign currency translation gain	-	-	-	-	39,400	39,400
Reclassification of realized foreign currency translation gain on divestitures	-	-	-	-	(12,065)	(12,065)
Unrealized gain on net investment hedges, net of tax of $(3,688)	-	-	-	-	19,957	19,957
Reclassification of realized loss on derivatives designated as cash flow hedges, net of tax of $(2,318)	-	-	-	-	4,727	4,727
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $(586)	-	-	-	-	1,432	1,432
Pension liability adjustments, net of tax of $5,580	-	-	-	-	(13,300)	(13,300)
Other	-	-	-	-	(5,261)	(5,261)
Total comprehensive loss						(100,351)
Stock-based compensation	-	-	3,975	-	-	3,975
Other	-	(100)	(419)	1,693	-	1,174
Balance as of October 31, 2009	120,137	488,808	78,450	167,229	259,424	993,911
Components of comprehensive loss:
Net loss				(232,010)		(232,010)
Foreign currency translation gain					203,227	203,227
Reclassification of realized foreign currency translation gain on divestitures					(42,122)	(42,122)
Realized gain on net investment hedge, net of tax of $16,271					(130,367)	(130,367)
Unrealized gain on net investment hedges, net of tax of $nil					2,400	2,400
Unrealized gain on available-for-sale assets, net of tax of $(123)					485	485
Pension liability adjustments, net of tax of $2,532					(11,869)	(11,869)
Other					34	34
Total comprehensive loss						(210,222)
Repurchase and cancellation of Common shares	(52,941)	(215,304)		(127,844)	(106,852)	(450,000)
Stock options exercised	42	327				327
Stock-based compensation			3,538			3,538
Other		28	(79)	86		35
Balance as of October 31, 2010	67,238	$ 273,859	$ 81,909	$ (192,539)	$ 174,360	$ 337,589

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31 (thousands of U.S. dollars)	2010	2009	2008
Operating activities
Net loss	$(232,010)	$(135,241)	$(552,677)
Loss from discontinued operations, net of income taxes	(128,662)	(123,591)	(310,979)
Loss from continuing operations	(103,348)	(11,650)	(241,698)
Adjustments to reconcile net loss to cash provided by (used in) operating activities relating to continuing operations (Note 22):
Items not affecting current cash flows	76,976	18,922	237,315
Changes in operating assets and liabilities	(43,127)	88,853	(105,304)
Cash (used in) provided by operating activities of continuing operations	(69,499)	96,125	(109,687)
Cash (used in) provided by operating activities of discontinued operations	(63,926)	80,770	88,022
Cash (used in) provided by operating activities	(133,425)	176,895	(21,665)
Investing activities
Purchase of property, plant and equipment	(7,639)	(9,983)	(12,420)
Proceeds on sale of property, plant and equipment	-	-	2,416
Proceeds on sale of short-term investments	-	-	100,546
Proceeds on sale of long-term investments	10,552	-	7,064
Proceeds on sale of businesses	-	-	15,384
(Increase) decrease in restricted cash	(16,147)	(4,336)	1,093
Cash (used in) provided by investing activities of continuing operations	(13,234)	(14,319)	114,083
Cash provided by (used in) investing activities of discontinued operations	633,555	11,261	(53,111)
Cash provided by (used in) investing activities	620,321	(3,058)	60,972
Financing activities
Repayment of long-term debt	(221,456)	(6,237)	(79,179)
Increase in bank indebtedness	1,193	-	-
Issuance of shares	327	-	7,256
Repurchase of shares	(450,000)	-	(43,600)
Cash used in financing activities of continuing operations	(669,936)	(6,237)	(115,523)
Cash used in financing activities of discontinued operations	(1,491)	(5,499)	(9,968)
Cash used in financing activities	(671,427)	(11,736)	(125,491)
Effect of foreign exchange rate changes on cash and cash equivalents	9,130	19,050	(18,302)
Net (decrease) increase in cash and cash equivalents during the year	(175,401)	181,151	(104,486)
Cash and cash equivalents, beginning of year	298,203	117,052	221,538
Cash and cash equivalents, end of year	$122,802	$298,203	$117,052
Cash interest paid	$32,476	$15,045	$18,484
Cash taxes paid (refunded)	$526	$(7,000)	$88,000

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]

1.	Nature of Operations
Nordion Inc. (Nordion or the Company), formerly MDS Inc., is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. The Company’s operations are organized into three business segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies, as well as certain corporate functions and activities reported as Corporate and Other.

Key events of fiscal 2010
During fiscal 2010, the Company completed its strategic repositioning, which culminated in the following key events:
•	Completing the sale of MDS Analytical Technologies to Danaher Corporation (Danaher) (Note 3)
•	Completing the sale of MDS Pharma Services Early Stage (Early Stage) (Note 3)
    • Cancelling the C$500 million revolving credit facility, which had no outstanding amounts
    • Full repayment of the outstanding balance of the senior unsecured notes (Note 13)
•	Repurchasing and cancelling a portion of its Common shares under a substantial issuer bid (Note 17)
    • Completing the transition of the Company’s corporate headquarters from Toronto, Canada to Ottawa, Canada

The completion of the sale of Early Stage marked the end of the Company’s strategic repositioning, including the disbanding of the Company’s Special Committee, and enabled MDS Inc. to move forward with a focus on Nordion. On March 11, 2010, at the Annual and Special Meeting of Shareholders of then MDS Inc., a special resolution changing its name to Nordion Inc. was approved, which became effective as of November 1, 2010.

2.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in United States (U.S.) dollars, the Company’s reporting currency, and in accordance with U.S. generally accepted accounting principles (GAAP) applied on a consistent basis.

Principles of consolidation
The consolidated financial statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and entities of which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of operations disposed of are included in the consolidated financial statements up to the date of disposal.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence.

Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period in which they are determined.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the carrying amounts shown in the consolidated statements of financial position.

Restricted cash
Restricted cash, which is included in other long-term assets, includes cash held for specific purposes related to divestitures, insurance liabilities, or cash collateral for outstanding letters of credit.

Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.
Inventories
Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.  Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation.  Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 ― 40 years
Equipment	3 ― 20 years
Furniture and fixtures	3 ― 10 years
Computer systems	3 ― 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Asset retirement obligations
The Company records asset retirement obligation costs associated with the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Capitalized software
Capitalized software primarily relates to MDS Pharma Services and is included in assets of discontinued operations (Note 3). The Company capitalizes certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces, and installation and testing of the software. Costs incurred in the preliminary project stage and the post-implementation stage are expensed as incurred. The Company amortizes capitalized costs using the straight-line method over the estimated useful life of the software, generally over a period of three to seven years.

Goodwill
Goodwill is not amortized but is tested for impairment, at least annually. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company utilizes a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Intangible assets
Intangible assets all relate to MDS Analytical Technologies and are included in assets of discontinued operations (Note 3). Intangible assets consist of acquired technology, brands, and licenses. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

Licenses are amortized on a straight-line basis over their useful life, which is the term of the license. Acquired technology represents the value of proprietary ‘‘know-how’’ that was technologically feasible as of the acquisition date. Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years. Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace.  Brands have a definite life and are amortized on a straight-line basis over their estimated useful life. The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis or at other times during the course of the year should an event occur which suggests that the useful lives should be reconsidered. The Company immediately expenses acquired in-process research and development.

Impairment of long-lived assets
The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value.  In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income.  The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are carried at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases are depreciated, to the extent that these assets are in continuing operations, based on the useful life of the asset.  All other leases in continuing operations are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

The Company recognizes revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon its relative fair value. If a fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer’s payment is not due until acceptance, the Company defers that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed.  Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

A significant portion of MDS Pharma Services revenues, which is included in discontinued operations (Note 3), relate to research services revenues provided under long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are included in deferred revenue in “Liabilities of discontinued operations”. Customer advances on contracts in progress are included in “Liabilities of discontinued operations”.

Reimbursement revenues relate to MDS Pharma Services, which is included in discontinued operations (Note 3). In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. Amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues. Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in discontinued operations as MDS Pharma Services acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation
The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Stock-based compensation expenses relating to certain employees of MDS Analytical Technologies and MDS Pharma Services are included in the results of discontinued operations (Note 3).

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation, and other factors.

The Company recognizes the funded status of its defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company’s fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development
The Company conducts various research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. Research and development programs costs, including those internally processed, are expensed in the periods in which they are incurred.

Income taxes
Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent, a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across the Company’s global operations. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the income tax liabilities. If the Company’s estimate of income tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the income tax liabilities may result in income tax benefits being recognized in the period when it is determined that the estimated income tax liability is no longer required. All of these potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.

Foreign currency translation
Although the Company reports its financial results in U.S. dollars, the functional currency of the Company’s Canadian operations is Canadian dollars. The functional currencies of the Company’s foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company’s net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other expenses, net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs.

Exchange gains or losses arising on translation of the Company’s net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in other comprehensive income (OCI). Upon reduction of the Company’s investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income (AOCI) is recognized in income.

Derivative financial instruments
In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges
Cash flow hedges relate to MDS Analytical Technologies, which is reported as part of discontinued operations (Note 3). The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk within the joint venture operations of the Company. Certain Canadian joint venture operations of the Company were expected to have net cash inflows denominated in U.S. dollars in 2009 and subsequent years. The Company entered into foreign exchange contracts to hedge a portion of these cash flows. The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than 24 months into the future. The Company designates these derivatives as cash flow hedges.

Hedges of net investment in foreign operations
The Company hedges its net investment in certain U.S. dollar investments, the U.S. operations of MDS Analytical Technologies and
MDS Pharma Services in discontinued operations (Note 3), by designating a U.S. dollar denominated debt to reduce foreign exchange fluctuations. If the hedge is deemed to be effective, the U.S. dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in OCI. Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses, net in the period in which the changes occur.  If the hedging relationship is no longer highly effective, changes in the fair value of the derivative would be recognized in income beginning in the period in which the changes occur.  If the hedge is terminated because the U.S. dollar denominated debt is either extinguished, expired or the relationship is de-designated, the unrealized gain or loss remains in AOCI until the hedged item affects the consolidated statements of operations.

As of October 31, 2010, the Company held no derivatives designated as fair value, cash flow or net investment hedges.

Other derivatives
Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the overall cost of borrowing. The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. The Company has also identified embedded derivatives in certain supply contracts.

Comprehensive income
The Company defines comprehensive income as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unrealized gains (losses) on pension liability adjustments, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders’ equity and comprehensive income (loss), net of income taxes.

Recent accounting pronouncements
On April 29, 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition (Topic 605), Milestone Method of Revenue Recognition” (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all necessary criteria to be considered substantive. Entities are not precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010 and for interim period within those fiscal years. The Company plans to adopt ASU 2010-17 on November 1, 2010 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 is effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company plans to adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605),  Multiple - Deliverable Revenue Arrangements, a consensus of EITF 08-01, Revenue Arrangements with Multiple Deliverables” (ASU 2009-13), which modifies the fair value requirements of ASC subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements” by providing principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. An estimated selling price method is introduced for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This guidance is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with earlier application permitted. The Company plans to adopt ASU 2009-13 on November 1, 2010 and it is not expected to have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards (IFRS)
The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and Canada with respect to their plans regarding convergence to IFRS.  The Company currently expects to adopt IFRS as its primary reporting standard when the SEC requires domestic registrants in the U.S. to adopt IFRS.

3.	Divestitures and Discontinued Operations

Sale of MDS Pharma Services Early Stage (Early Stage)
On March 5, 2010, the Company completed the sale of Early Stage to Ricerca Biosciences, LLC (Ricerca) and Celerion, Inc. (Celerion) for total consideration of $45.0 million including $12.9 million in cash after a $7.1 million reduction for preliminary net working capital closing adjustments, a $25.0 million note receivable (the Note) from Celerion (Note 9(c)), and 15% minority interest in Celerion (Note 8(b)). The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $120.2 million.

Final net working capital and other closing adjustments resulted in final cash proceeds of $10.7 million. The Ricerca deal resulted in a final cash proceed of $9.4 million. The Celerion deal resulted in a final cash proceed of $1.3 million, the Note at a fair value of $16.2 million and 15% minority interest in Celerion at a fair value of $1.5 million as of October 31, 2010. The Company recorded an after-tax loss on the sale of Early Stage of $72.1 million, of which losses of $59.3 million and $12.8 million were recorded in fiscal 2010 and fiscal 2009, respectively. The loss on the sale of Early Stage included employee severance and transaction costs of $20.9 million and the recognition of an unrealized foreign currency translation gain of $42.1 million.

As part of the sale of Early Stage, the Company signed Transition Services Agreements (TSAs) to provide certain post closing transition services to the buyers. The TSAs ended in November 2010. The Company recorded TSA revenue of $7.0 million (2009 ― $nil; 2008 ― $nil) in other expenses, net (Note 20) for the year ended October 31, 2010.

Following the sale of Early Stage, the Company retained certain assets related to the operations of Early Stage, which are included in “Assets of discontinued operations” in the consolidated statements of financial position. The Company revised its estimates of recoverability of the retained assets and performed further impairment analyses during fiscal 2010. Based on forecasted cash flows and prices for similar assets, the Company recorded impairment charges on long-lived assets of $13.6 million (2009 ― $8.9 million; 2008 ― $10.6 million) for the year ended October 31, 2010 in “Loss from discontinued operations, net of income taxes” in the consolidated statements of operations.

Sale of MDS Analytical Technologies
On January 29, 2010, the Company completed the sale of MDS Analytical Technologies, which included the Company’s 50% interest in two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex), for an initial sale price of $641.3 million received in cash. The sale was structured as a stock and asset transaction. Total net assets disposed of were $597.6 million. Final net working capital and other closing adjustments resulted in net cash proceeds of $623.5 million. The Company recorded an after-tax gain on the sale of MDS Analytical Technologies of $3.5 million in fiscal 2010.

As part of the sale, the Company’s joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement has arisen between the former partners (MDS Inc. and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to the Company could be approximately $10 million. The Company has filed a Statement of Defence and intends to vigorously defend this action. No provision has been accrued related to this disagreement as of October 31, 2010. The Company expects that the process to settle this dispute extends well into fiscal 2011. A hearing has been set for the arbitration of this matter in the second quarter of fiscal 2011.

As part of the sale of MDS Analytical Technologies, the Company signed a TSA to provide certain post closing transition services for a period of six months from the closing date, which expired on July 31, 2010. The Company recorded TSA revenue of $3.0 million (2009 ― $nil; 2008 ― $nil) in other expenses, net (Note 20) for the year ended October 31, 2010.

Discontinued operations
The following table details the assets and liabilities of discontinued operations.

As of October 31	2010(a)	2009(b)
Accounts receivable	$1,378	$96,256
Unbilled revenue	-	28,678
Inventories	-	59,323
Property, plant and equipment, net	1,410	132,198
Deferred tax assets	-	40,434
Long-term investments	-	20,444
Goodwill	-	409,403
Intangibles	-	120,353
Other assets	236	33,693
Assets of discontinued operations	$3,024	$940,782

Accounts payable and accrued liabilities	$7,732	$114,878
Long-term debt	2,318	7,803
Deferred revenue	-	27,929
Deferred tax liabilities	166	43,152
Other liabilities	2,243	14,949
Liabilities of discontinued operations	$12,459	$208,711
(a)   The assets and liabilities remaining after the sale of Early Stage as of October 31, 2010.
(b)  The assets and liabilities represent Early Stage and MDS Analytical Technologies as of October 31, 2009.

The following table details the operating results of the Company’s discontinued operations.

	MDS Pharma Services			MDS Analytical Technologies			Total
Years ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008
Revenues(a)	$67,311	$441,811	$582,256	$80,201	$359,165	$437,073	$147,512	$800,976	$1,019,329
Costs and other expenses	114,624	457,015	576,447	81,140	379,654	450,722	195,764	836,669	1,027,169
Impairment of long-lived assets	13,700	25,699	10,644	-	-	-	13,700	25,699	10,644
Impairment of goodwill	-	29,890	320,000	-	-	-	-	29,890	320,000
Operating loss	(61,013)	(70,793)	(324,835)	(939)	(20,489)	(13,649)	(61,952)	(91,282)	(338,484)
(Loss) gain on the sale of discontinued operations	(59,287)	(45,531)	-	5,975	-	-	(53,312)	(45,531)	-
Equity earnings (loss)(b)	-	(244)	-	14,867	32,739	49,071	14,867	32,495	49,071
Other, net(c)	(216)	(3,344)	(7,141)	(26,529)	(11,716)	(9,348)	(26,745)	(15,060)	(16,489)
Income tax (expense) recovery	15,616	3,741	427	(17,136)	(7,954)	(5,504)	(1,520)	(4,213)	(5,077)
(Loss) income from discontinued operations, net of income taxes	$(104,900)	$(116,171)	$(331,549)	$(23,762)	$(7,420)	$20,570	$(128,662)	$(123,591)	$(310,979)

(a)     Revenues for MDS Pharma Services for the year ended October 31, 2010 are related to Early Stage. Revenues for MDS Pharma Services for the years ended October 31, 2009 and 2008 are $243.5 million and $295.6 million for Early Stage and $198.3 million and $286.6 million for MDS Pharma Services Phase II-IV and Central Labs, respectively.

Included in “Loss from discontinued operations, net of income taxes”, pre-tax loss for MDS Pharma Services for the year ended October 31, 2010 are related to Early Stage. Pre-tax loss for MDS Pharma Services for the years ended October 31, 2009 and 2008 are $57.4 million and $313.1 million for Early Stage and $62.5 million and $18.9 million for MDS Pharma Services Phase II-IV and Central Labs, respectively.

(b)           MDS Analytical Technologies included two joint ventures, AB/MDS and PKI/Sciex. Under the terms of these joint venture arrangements, the Company provided manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, were billed to the joint ventures at cost and recorded as revenue. The Company did not recognize any profits from the sales to the joint ventures as the amounts were billed without any markups. The joint ventures realized net income when products and services were sold to a third-party customer. The Company recorded its share of realized profits from the joint ventures as equity earnings, which is included in “Loss from discontinued operations, net of income taxes”. For the year ended October 31, 2010, revenues of $28.4 million (2009 ― $109.8 million; 2008 ― $148.9 million) are related to the sale of products and services to the joint ventures and equity earnings of $14.9 million (2009 ― $32.7 million; 2008 ― $49.1 million) are from the joint ventures. The Company also received $15.5 million (2009 ― $36.2 million; 2008 ― $58.6 million) for the year ended October 31, 2010 in cash distributions from these joint ventures.

(c) All of the interest on the senior unsecured notes was allocated to discontinued operations as the Company repaid its senior unsecured notes following the completion of the sale of MDS Analytical Technologies. As part of the redemption of the senior unsecured notes, the Company made a make-whole payment of $23.3 million, which was included in interest expense in fiscal 2010. Included in “Other, net”, interest expense allocated to discontinued operations for the year ended October 31, 2010 is $26.5 million (2009 ― $13.5 million; 2008 ― $14.3 million). See Note 13(a), “Long-Term Debt” for details of the senior unsecured notes.

4.	Accounts Receivable

As of October 31	2010	2009
Trade accounts receivable	$37,567	$27,205
Other receivables(a)	7,786	18,558
	45,353	45,763
Allowance for doubtful accounts	(207)	(798)
Accounts receivable	$45,146	$44,965

(a) As of October 31, 2010, other receivables include a $3.1 million (2009 ― $12.8 million) receivable related to the sale of Central Labs and $1.9 million (2009 ― $nil) for the TSA and other sale related transactions associated with the sale of Early Stage. As of October 31, 2009, other receivables also include a $3.0 million deferred purchase amount for the delivery of certain tax certifications and a $1.2 million receivable for the TSA and other sale related transactions associated with the sale of Phase II-IV.

5.	Inventories

As of October 31	2010	2009
Raw materials and supplies	$29,820	$27,544
Work-in-process	1,292	952
Finished goods	1,398	1,197
	32,510	29,693
Allowance for excess and obsolete inventory	(3,439)	(2,087)
Inventories	$29,071	$27,606

6.	Property, Plant and Equipment

As of October 31	2010		2009
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$2,769	$-	$2,611	$-
Buildings	82,384	41,922	77,702	34,899
Equipment	116,077	93,074	111,089	80,419
Furniture and fixtures	2,358	2,124	2,223	1,716
Computer systems	83,987	71,716	79,241	54,791
Leasehold improvements	15,055	5,038	9,228	2,089
Facility modifications	37,297	24,343	35,251	18,335
Construction in-progress	9,954	-	5,555	-
	349,881	$238,217	322,900	$192,249
Accumulated depreciation	(238,217)		(192,249)
Property, plant and equipment	$111,664		$130,651

7.	Other Current Assets

Asset backed commercial paper (ABCP)
During the fourth quarter of fiscal 2010, the Company disposed of its Canadian non-bank sponsored ABCP, which had a carrying value of $11.5 million (2009 ― $10.7 million) designated as held for trading, for cash proceeds of $10.4 million and recorded a loss of $1.1 million in other expenses, net (Note 20).

Embedded derivatives assets and prepaid expenses and other
As of October 31, 2010, other current assets also include embedded derivative assets of $10.5 million (2009 ― $nil) as well as prepaid expenses and other of $2.0 million (2009 ― $3.0 million).

8.	Long-Term Investments

As of October 31	2010	2009
Investment in Lumira Capital Corp. (a)	$1,030	$4,561
Investment in Celerion (b)	1,464	-
Other long-term investments (c)	1,557	902
Long-term investments	$4,051	$5,463

(a) Investment in Lumira Capital Corp. (Lumira)
Long-term investments include an investment in Lumira, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of Lumira other than to obtain its share of earnings and losses. During fiscal 2010, the Company reported equity (loss) earnings of $(0.7) million (2009 ― $nil; 2008 ― $0.2 million) from the investment in Lumira. During the third quarter of fiscal 2010, the Company received $3.0 million (2009 ― $nil) in cash from Lumira as a distribution and reduction in the investment. The Company’s exposure to losses is limited to its investment of $1.0 million (October 31, 2009 ― $4.6 million).

(b) Investment in Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 9(c)). Nordion’s ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has a fair value of $1.5 million as of October 31, 2010. The fair value has been determined based on an estimate of the fair value of the business sold using proceeds on sale and a discounted future cash flow model using cost of equity of comparable companies adjusted for risk.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitor the status of its relationship with Celerion. The fair value of the Company’s investment in Celerion and the Note (Note 9(c)) is currently estimated to be $17.7 million in aggregate. The Company’s maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(c) Other long-term investments
Other long-term investments include an available for sale investment in a marketable equity security with a fair value of $1.6 million as of October 31, 2010 (October 31, 2009 ― $0.9 million), which has been determined using a quoted market bid price in active markets.

9.	Other Long-Term Assets

As of October 31	2010	2009
Restricted cash(a)	$32,439	$16,292
Financial instrument pledged as security on long-term debt(b)	39,986	38,478
Long-term notes receivable(c)	27,186	21,384
Pension assets (Note 24)	8,944	13,571
Goodwill (Note 11)	2,474	2,257
Other	-	195
Other long-term assets	$111,029	$92,177

(a)      Restricted cash
As of October 31, 2010, restricted cash includes $17.4 million (October 31, 2009 ― $nil) of cash collateral for the Company’s outstanding letters of credit, $5.0 million (October 31, 2009 ― $10.0 million) of cash proceeds held in escrow related to the sale of MDS Pharma Services Phase II-IV and $10.0 million (October 31, 2009 ― $6.3 million) of funds for insurance liabilities.

(b)      Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of October 31, 2010 is $43.9 million (October 31, 2009 ― $42.2 million), of which $3.9 million (October 31, 2009 ― $3.7 million) is included in notes receivable in the consolidated statements of financial position. As of October 31, 2010, the fair value is $52.4 million (October 31, 2009 ― $49.2 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(c)       Long-term notes receivable
Atomic Energy of Canada Limited (AECL)
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable of $38.0 million after discounting, was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the long-term note receivable as of October 31, 2010 is $24.0 million (October 31, 2009 ― $33.7 million), of which $13.1 million (October 31, 2009 ― $12.3 million) is included in notes receivable in the consolidated statements of financial position. As of October 31, 2010, the fair value is $25.7 million (October 31, 2009 ― $35.9 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. All scheduled monthly payments due have been received.

Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received the Note (Note 3) with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum. Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a TSA that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note. The carrying value of the Note as of October 31, 2010 is $16.2 million (October 31, 2009 – $nil). The fair value of the Note as of October 31, 2010 is $16.2 million, which includes $3.4 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA and interest payments. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

10.	Impairment of Long-Lived Assets
In the third quarter of fiscal 2010, the Company experienced a continued decline in customer demand and revised downward its projected revenues for certain product lines within its Belgium operations. The Company considered a deterioration of customer demand and declines in forecasted cash flows to represent indicators of impairment. The Company estimated the fair value of the identified property, plant and equipment asset group using the projected future cash flow approach along with a comparison of market values for similar assets.  As a result of this assessment, the Company concluded that the fair value of the identified asset group was lower than the recorded carrying value, resulting in a non-cash pre-tax impairment charge of $7.3 million (2009 ― $nil) for the year ended October 31, 2010.  The asset impairment has been recorded in other expense, net (Note 20).

11.	Goodwill
As of October 31, 2010, management determined that the fair value of goodwill exceeds its carrying value of $2.5 million (2009 ― $2.3 million) resulting in no impairment of goodwill. During the fourth quarter of fiscal 2010, the Company changed its segment reporting structure (Note 25) following the completion of its strategic repositioning. Accordingly, the goodwill was allocated to two of the Company’s business segments: $0.9 million to Medical Isotopes and $1.6 million to Sterilization Technologies.

During the third quarter of fiscal 2009, management determined that the implied fair values of goodwill for the reporting units within MDS Pharma Services were less than each of its carrying values and the Company wrote off the total remaining goodwill of $36.9 million, which was reported in “Loss from discontinued operations, net of income taxes” (Note 3).

12.	Accrued Liabilities

As of October 31	2010	2009
Employee-related accruals (Note 23)	$13,031	$14,385
FDA provision(a)	8,620	18,527
Restructuring provision (Note 19)	7,356	7,904
Accrued transaction costs and closing adjustments for divestitures and discontinued operations (Note 3)	13,470	15,204
Captive insurance liability	6,402	1,755
AECL revenue share and waste disposal	6,677	925
Other(b)	27,478	23,919
Accrued liabilities	$83,034	$82,619

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations are part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage (Note 3). The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, the Company recorded a $9.9 million (2009 ― $10.3 million; 2008 ― $10.0 million) benefit from the revised estimate for future costs in “Loss from discontinued operations, net of income taxes” for the year ended October 31, 2010. As of October 31, 2010, management believes that the remaining provision of $8.6 million (October 31, 2009 ― $18.5 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs (Note 27). Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs.

(b)      Other includes derivative liabilities, royalties, tax reassessments and various miscellaneous payables.

13.	Long-Term Debt

As of October 31	Maturity	2010	2009
Senior unsecured notes(a)	2010	$-	$221,357
Other debt(b)	2010 to 2015	44,150	46,415
Total long-term debt		44,150	267,772
Current portion of long-term debt(a)(b)		(4,050)	(30,492)
Long-term debt		$40,100	$237,280

(a)      The senior unsecured notes had fixed interest between 5.52% and 6.19% per annum and matured in several tranches up to December 2014. On December 18, 2009, the Company repaid $22.7 million of the senior unsecured notes that matured. On February 3, 2010, in conjunction with the completion of the sale of MDS Analytical Technologies (Note 3), the Company used $223.4 million of the net proceeds from the sale of MDS Analytical Technologies to fully repay the outstanding balance of the senior unsecured notes, which included the principal balance of $198.6 million, accrued and unpaid interest of $1.5 million and a make-whole payment of $23.3 million. The fair value of the senior unsecured notes as of October 31, 2009 was $237.9 million and was determined using a discounted cash flow model, in which future cash flows were discounted to present value using the current market borrowing rate pertaining to the remaining life of the notes.

(b)      As of October 31, 2010, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $43.9 million (October 31, 2009 ― $42.2 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$3.9 million) per year with the remaining balance due April 1, 2015.  The fair value of this financial instrument is $53.1 million (October 31, 2009 ― $50.8 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 9(b)).

On January 29, 2010, upon the completion of the sale of MDS Analytical Technologies (Note 3), other debt of $4.0 million (October 31, 2009 ― $4.0 million) for a note payable relating to assets purchased for the MALDI-TOF mass spectrometry operations was forgiven in accordance with an agreement with the lender.

Principal repayments
Principal repayments of long-term debt over the next five fiscal years and thereafter are as follows:

2011	$4,050
2012	4,034
2013	3,921
2014	3,921
2015	28,224
Thereafter	-
$44,150

14.	Deferred Revenue

As of October 31	2010	2009
Payment in advance of services rendered	$4,872	$2,551
Deferred credit related to government loan(a)	5,348	7,261
Deposits for reimbursable costs	6,343	6,137
Other	410	2,420
	16,973	18,369
Less: current portion	(7,542)	(4,667)
Long-term portion of deferred revenue	$9,431	$13,702

(a)      The deferred credit is related to the Canadian government loan associated with the MAPLE Facilities, which is being amortized over the remaining six-year term of the debt using the sum of the years’ digits method.

15.	Other Long-Term Liabilities

As of October 31	2010	2009
Post-retirement obligations (Note 24)	$19,761	$17,136
Asset retirement obligation (Note 28)	10,598	4,474
Captive insurance liability (Note 26)	3,860	4,108
Restructuring provision (Note 19)	4,153	-
Other	2,410	2,858
Other long-term liabilities	$40,782	$28,576

16.	Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

(number of shares in thousands)	2010	2009	2008
Weighted average number of Common shares outstanding – basic	89,279	120,137	121,711
Impact of stock options assumed exercised	1	-	61
Weighted average number of Common shares outstanding – diluted	89,280	120,137	121,772
Basic and diluted loss per share from continuing operations	$(1.16)	$(0.10)	$(1.99)
Basic and diluted loss per share from discontinued operations	$(1.44)	$(1.02)	$(2.55)

17.	Share Capital
As of October 31, 2010 and October 31, 2009, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if and when declared by the Company’s Board of Directors.

Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2007	122,578	$491,652
Issued	462	7,256
Repurchased and cancelled	(2,903)	(11,781)
Other	-	1,781
Balance as of October 31, 2008	120,137	488,908
Issued	-	-
Repurchased and cancelled	-	-
Other	-	(100)
Balance as of October 31, 2009	120,137	488,808
Issued	42	327
Repurchased and cancelled	(52,941)	(215,304)
Other	-	28
Balance as of October 31, 2010	67,238	$273,859

During fiscal 2010, the Company completed a Substantial Issuer Bid in which it repurchased and cancelled 52,941,176 Common shares for a total cost of $450.0 million. During fiscal 2009, the Company did not repurchase or cancel any Common shares. During fiscal 2008, the Company repurchased and canceled 2,903,200 Common shares under a Normal Course Issuer Bid for a total cost of $43.6 million. Of the total cost, $215.3 million (2009 ― $nil; 2008 ― $11.8 million) is charged to share capital and the excess of the cost over the amount charged to share capital, totaling $234.7 million (2009 ― $nil; 2008 ― $31.8 million), is charged to retained earnings and other comprehensive income.

During fiscal 2010, the Company issued 42,000 (2009 – nil; 2008 – 462,100) Common shares under the stock option plan for proceeds of $0.3 million (2009 ― $nil; 2008 ― $7.3 million).

Stock dividend and share purchase plan and employee share ownership plan
The Company sponsors a non-compensatory employee share ownership plan. Until June 2007, eligible employees were able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase.  Effective June 30, 2007, the Company changed the terms of this plan and replaced the 10% market price discount with a 10% matching cash contribution.  During fiscal 2010, 2009, and 2008, no Common shares were issued under this plan.

18.	Financial Instruments and Financial Risk

Derivative instruments

The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges. The Company has also identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved.  Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

The following table provides the notional and fair value of all Company derivative instruments:

As of October 31	2010	2009
	Fair Value	Fair Value
Assets
Embedded derivatives(a)	$10,520	$-
Liabilities
Embedded derivatives(a)	$1,955	$4,179

(a) As of October 31, 2010 and 2009, total notional amounts for certain of the Company’s supply contracts identified for embedded derivatives were approximately over $700 million and $80 million, respectively. As of October 31, 2009, excludes embedded derivatives with assets related to discontinued operations, which had a fair value of $0.5 million with notional amount of $3.9 million.

During the second quarter of fiscal 2010, the sale of Early Stage resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of Early Stage and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $106.8 million, which was offset by a release of $106.8 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders’ equity. During the first quarter of fiscal 2010, the sale of MDS Analytical Technologies resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of MDS Analytical technologies and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $39.9 million, which was offset by a release of $39.9 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders’ equity.

The following table summarizes the activities of the Company’s derivative instruments:

Years ended October 31	2010	2009	2008
Realized gain on foreign currency forward contracts under cash flow hedges(a)	$-	$-	$-
Unrealized gain on foreign currency forward contracts under cash flow hedges(b)	$-	$-	$-
Unrealized gain on foreign currency forward contracts not under hedging relationships(c)	$-	$-	$-
Reclassification of realized gain recorded in OCI relating to net investment hedge	$(146,638)	$-	$-
Unrealized (gain) loss recorded in OCI relating to net investment hedges(d)	$(2,400)	$(23,645)	$63,734
Unrealized gain recorded in OCI expected to be reclassed to consolidated statements of operations in the next 12 months(e)	$-	$-	$-
Unrealized (gain) loss for embedded derivatives recorded in change in fair value of embedded derivatives(f)	$(13,050)	$(7,922)	$14,488

(a)	Excludes realized loss of foreign currency forward contracts under cash flow hedges of $nil (2009 ― $6.9 million; 2008 ― $nil) related to discontinued operations.
(b)	Excludes unrealized (gain) loss of foreign currency forward contracts under cash flow hedges of $nil (2009 ― $(2.0) million; 2008 ― $15.4 million) related to discontinued operations.
(c)	Excludes unrealized gain of foreign currency forward contracts not under hedging relationships of $nil (2009 ― $nil; 2008 ― $(0.6) million) related to discontinued operations.
(d)	No ineffectiveness was recorded in income for the years ended October 31, 2010, 2009 and 2008 relating to the net investment hedge.
(e)
Excludes unrealized gain recorded in OCI expected to be reclassed to consolidated statements of operations in the next 12 months of $nil (2009 ― $nil; 2008 ― $(9.1) million) related to discontinued operations.

(f)	Excludes unrealized loss (gain) for embedded derivatives related to the discontinued operations of $0.5 million (2009 ― $(1.1) million; 2008 ― $(0.8) million).

Credit risk
Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations.  Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of October 31, 2010, accounts receivable is net of an allowance for uncollectible accounts of $0.2 million (2009 ― $0.8 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:

			As of October 31, 2010
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$-	$-	$-	$-
Asset backed commercial paper (Note 7)	$-	$-	$-	$-
Available for sale (Note 8)	$1,557	$-	$-	$1,557
Derivative assets (Note 7)	$-	$6	$10,514	$10,520
Derivative liabilities (Note 12(b))	$-	$1,955	$-	$1,955

			As of October 31, 2009
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$9,851	$-	$-	$9,851
Asset backed commercial paper (Note 7)	$-	$-	$10,713	$10,713
Available for sale (Note 8)	$902	$-	$-	$902
Derivative liabilities (Note 12(b))	$-	$4,179	$-	$4,179

The following table presents the changes in the Level 3 fair value category:
				Year ended October 31, 2010
Description	As of October 31 2009	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3		As of October 31 2010
		Earnings	Other
Asset backed commercial paper (Note 7)	$10,713	$(299)	$-	$(10,414)		$-	$-
Derivative assets (Note 7)	-	-	-	10,514	$		$10,514

				Year ended October 31, 2009
Description	As of October 31 2008	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of October 31 2009
		Earnings	Other
Asset backed commercial paper (Note 7)	$-	$-	$1,001	$9,712	$-	$10,713
Available for sale(a)	$9,712	$-	$-	$(9,712)	$-	$-

(a) As of October 31, 2008, available for sale was comprised of ABCP, which was designated as held for trading as of January 21, 2009 (Note 7).

19.	Restructuring Charges

The Company has undertaken a number of restructuring activities given its strategic repositioning activities, including the sale of MDS Analytical Technologies and Early Stage (Note 3). As a result of these activities, the Company recorded a total pre-tax restructuring charge of $62.5 million (2009 ― $9.3 million; 2008 ― $1.2 million) for the year ended October 31, 2010.

The  restructuring charges of $62.5 million in fiscal 2010 are primarily for $42.1 million of workforce reductions including $16.0 million of severance, $8.2 million of stock-based compensation due to accelerated vesting of stock options, restricted stock units (RSUs) and performance share units (PSUs), $6.7 million of a tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $11.2 million of transaction incentive payments payable to certain executive and other senior officers of the Company triggered by the sale of MDS Analytical Technologies and Early Stage. A charge of $7.2 million was also recorded for future rent payments net of estimated sublease revenue related to the Company’s corporate office space in Toronto, Canada, and cancellation of certain contracts for information technology that contained minimum purchase or fixed price commitments that became uneconomical for the remaining business. The remaining $13.2 million is for fees related to financial advisory services provided by investment bankers on the overall strategic repositioning activities of the Company, which were finalized through negotiations with the Company’s investment bankers during the third quarter of fiscal 2010. In agreement with the investment bankers, since two of the Company’s business units were sold, a fee was payable based on the market capitalization of the remaining business, which was determined by the first sixty days average closing market price of the Common shares following the completion of the sale of MDS Analytical Technologies and MDS Pharma Services.

The restructuring charges of $9.3 million and $1.2 million in fiscal 2009 and 2008, respectively, were primarily for workforce reduction and various initiatives focused on improving profitability. The Company has completed its activities associated with the fiscal 2009 and 2008 restructuring plans and has utilized all of the related prior year provisions.

As of October 31, 2010, the restructuring provision of $11.5 million (October 31, 2009 ― $7.9 million) is included in accrued liabilities (Note 12) and other long-term liabilities (Note 15) in the consolidated statements of financial position. The fiscal 2010 restructuring activities have been substantially completed and the majority of the remaining restructuring provision is expected to be utilized in the first half of fiscal 2011.

The table below provides an analysis of the Company’s restructuring activities related to its continuing operations until October 31, 2010.

	Expenses				Cumulative Activities		Balance as of October 31
	2010	2009	2008	Total	Cash	Non-Cash	2010
Workforce reductions	$42,161	$9,306	$333	$51,800	$(47,527)	$(819)	$3,454
Contract cancellation charges	7,175	-	907	8,082	(1,064)	1,037	8,055
Other	13,195	-	-	13,195	(13,181)	(14)	-
Restructuring charges	$62,531	$9,306	$1,240	$73,077	$(61,772)	$204	$11,509

20.	Other Expenses, Net

Years ended October 31	2010	2009	2008
Research and development	$4,949	$4,440	$3,556
Loss (gain) on sale of investment	1,054	-	(1,513)
Impairment of long-lived assets (Note 10)	8,913	-	-
Write-down of investments /valuation provisions	-	938	10,654
Loss on sale of business	-	-	3,869
Foreign exchange loss (gain)(a)	32,010	4,627	(6,757)
Other(b)	(14,165)	(551)	1,774
Other expenses, net	$32,761	$9,454	$11,583

(a) The foreign exchange loss for the year ended October 31, 2010 was primarily a result of the revaluation of the $450.0 million of proceeds from the sale of MDS Analytical Technologies (Note 3) that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid. The offset to this non-cash revaluation loss is reflected as foreign currency translation gain in AOCI as part of shareholders’ equity.

(b) Included in other is TSA revenue of $14.0 million (2009 ― $0.6 million; 2008 ― $nil) for the year ended October 31, 2010, relating to the sales of MDS Pharma Services Phase II-IV, Central Labs and Early Stage, and MDS Analytical Technologies.

21.	Income Taxes

Income tax provision

The components of the Company’s (loss) income from continuing operations before income taxes and the related provision for income taxes are presented below:

Years ended October 31	2010	2009	2008
Canadian	$(61,825)	$4,826	$(329,707)
Foreign	(42,697)	(1,821)	(8,308)
(Loss) income from continuing operations before income taxes	$(104,522)	$3,005	$(338,015)

The components of the income tax (recovery) expense are as follows:

Years ended October 31	2010	2009	2008
Canadian income tax (recovery) expense
Current	$(9,788)	$2,330	$22,125
Deferred	(6,998)	1,452	(117,000)
Foreign income tax expense (recovery)
Current	121	10,680	12,775
Deferred	15,491	193	(14,217)
Income tax (recovery) expense	$(1,174)	$14,655	$(96,317)

A reconciliation of expected income taxes to reported income tax expenses is provided below.

Years ended October 31	2010	2009	2008
Expected income tax (recovery) expense at the 30% (2009 – 32%; 2008 – 33%) statutory rate	$(31,318)	$962	$(111,545)
Increase (decrease) in taxes as a result of:
Deferred tax recovery on the MAPLE Facilities lease reassessment at lower tax rates	-	-	17,550
Valuation allowance on deferred tax assets	24,970	11,757	-
Other investment write-downs	-	-	2,277
Tax (benefit) liability arising on utilization of R&D tax credits	(11)	1,032	(11,100)
Net changes in reserves for uncertain tax positions(a)	(10,217)	3,455	3,854
Foreign earnings taxed at rates different from the statutory rate	956	(1,417)	(1,448)
Stock-based compensation	269	1,277	1,830
Foreign losses not recognized	-	-	1,493
Impact of income tax rate changes	1,065	-	6,325
Deferred tax rate differential	(562)	-	-
Non-deductible foreign exchange losses	6,950	-	-
Provision to previously filed tax returns	4,188	-	-
Impact of non-deductible expenses and other differences	2,536	(2,411)	(5,553)
Reported income tax (recovery) expense	$(1,174)	$14,655	$(96,317)

(a) Excludes net changes in reserves for uncertain tax positions related to discontinued operations.

Deferred tax assets and liabilities
Components of the deferred tax assets and liabilities consist of the following temporary differences:

As of October 31	2010	2009
Tax benefit of losses carried forward	$74,790	$11,637
Tax basis in excess of book value	8,955	14,905
Investment tax credits	52,149	31,145
Provisions and reserves	2,054	14,073
Other comprehensive income	6,830	(5,573)
Deferred tax assets before valuation allowance	144,778	66,187
Valuation allowance	(57,948)	(11,637)
Net deferred tax assets	$86,830	$54,550
No deferred income taxes have been provided on undistributed earnings, or relating to cash held in foreign jurisdictions as the Company has estimated that any income or withholding taxes on repatriation would not be significant.

Included within the tax benefit of losses carried forward are deferred tax assets relating to capital losses carried forward for continuing operations of $41.1  million (2009 ― $2.7 million; 2008 ― $2.4 million). The amount of valuation allowance recorded against these assets is $41.1 million (2009 ― $2.7 million; 2008 ― $2.4 million).

Tax losses carried forward
As of October 31, 2010, the Company has deferred tax assets relating to net operating loss carryovers for continuing operations of $33.7 million (2009 ― $8.9 million; 2008 ― $6.5 million). These tax assets relate to $121.3 million (2009 ― $29.9 million; 2008 ― $24.0 million) of gross tax loss carryovers from continuing operations. Of the total losses, $79.3 million (2009 ― $3.6 million; 2008 ― $3.3 million) will expire in various years between 2014 and 2030 with the remaining $42 million (2009 ― $26.3 million; 2008 ― $20.7 million) being carried forward indefinitely.

Tax contingencies
At October 31, 2010, the gross reserves for uncertain tax positions excluding accrued interest and penalties were $7.8 million (2009 ― $45.5 million) as noted in the following reconciliation.  The Company estimates that the total amounts of unrecognized tax benefits will decrease by $2.8 million during the year ended October 31, 2011.

	2010	2009
Gross unrecognized tax benefits, beginning of year, November 1	$45,539	$29,518
Additions for tax positions from prior year	-	1,407
Reductions for tax positions from prior years	(36,003)	-
Additions for tax positions related to the current year	663	11,614
Reduction for tax positions related to the current year	-	(898)
Reduction for tax positions related to discontinued operations	(4,124)	-
Currency translation adjustment	1,767	3,898
Gross unrecognized tax benefits, end of year, October 31	$7,842	$45,539

The Company accrues an estimate for interest and penalties related to uncertain tax positions in income tax expense.  At October 31, 2010, accrued interest and penalties related to uncertain tax positions totaled $2.7 million (2009 ― $4.2 million).

The Company is subject to taxation in its principal jurisdiction of Canada and in numerous other countries around the world.  With few exceptions, the Company is no longer subject to examination by Canadian tax authorities for years prior to 2004. However, most tax returns for 2002 and beyond remain open to examination by various tax authorities.

22.   Supplementary Cash Flow Information
Items not affecting cash flows comprise the following:

Years ended October 31	2010	2009	2008
Depreciation and amortization	$29,230	$23,631	$25,282
Stock option compensation	2,768	2,736	3,370
Deferred income taxes	8,493	1,645	(131,217)
MAPLE Facilities write-off	-	-	341,000
Impairment of long-lived assets	8,913	-	-
Equity loss (earnings), including cash distribution of $3,034 (2009 ― $nil; 2008 ― $nil)	3,684	49	(160)
Write-down of investments	-	938	10,654
Loss (gain) on sale of investments	1,054	-	(1,513)
Loss on sale of businesses	-	-	3,869
Change in fair value of embedded derivatives	(13,050)	(7,922)	14,488
Foreign currency transactional loss (gain)(a)	26,340	2,422	(4,151)
Other(b)	9,544	(4,577)	(24,307)
	$76,976	$18,922	$237,315

(a) Foreign currency transactional loss for the year ended October 31, 2010 primarily relates to approximately $27 million of non-cash foreign exchange revaluation loss (Note 20).
(b) Other includes non-deductible expenses

Changes in operating assets and liabilities comprise the following:

Years ended October 31	2010	2009	2008
Accounts receivable	$15,309	$53,788	$47,732
Notes receivable	-	59,660	(3,321)
Inventories	(1,465)	(4,214)	1,909
Other current assets	(10,037)	(260)	(11,397)
Accounts payable and accrued liabilities	(3,369)	(23,565)	(82,373)
Income taxes	(40,828)	(2,082)	(54,805)
Deferred income and other long-term obligations	(2,737)	5,526	(3,049)
	$(43,127)	$88,853	$(105,304)

23.	Stock-Based Compensation
During the first quarter of fiscal 2010, the closing of the sale of MDS Analytical Technologies (Note 3) triggered a change of control (COC) under the Company’s stock-based compensation arrangements, which resulted in all of the outstanding unvested stock options, RSUs and PSUs granted to certain executive officers and other employees immediately becoming fully vested and exercisable. Stock-based compensation related to the COC is reported in restructuring charges and other regular stock-based compensation is reported in selling, general and administration expenses, respectively, in “Loss from continuing operations”. Stock-based compensation related to discontinued operations is reported in costs and other expenses in “Loss from discontinued operations, net of income taxes”. In accordance with the COC policy, the actual payment for the mid-term incentive plans (MTIP) and the RSU awards is based on the average closing price of the Common shares for the five trading days up to and including the date of vesting.

Stock option plan
At the Company’s annual and Special Meeting of Shareholders held on March 8, 2007, shareholders approved the Company’s 2007 Stock Option Plan (the Plan), which replaced the Company’s 2006 Stock Option Plan.  Under the Plan, which conforms to all current regulations of the New York and Toronto stock exchanges, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company.  The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant.  All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board of Directors in its approval.  All options granted after January 29, 2010 vest evenly over three years and have a term of seven years.  As of October 31, 2010, 10,887,310 Common shares have been reserved for issuance under the Plan.

During fiscal 2010, the Company granted 1,174,000 C$ stock options at an average exercise price of C$9.66, which vest 100% after three years from the grant date and have a seven-year term.

Stock-based compensation expense related to the Company’s stock option plan for the year ended October 31, 2010 is $3.5 million (2009 ― $4.0 million; 2008 ― $5.0 million), of which $0.2 million (2009 ― $2.8 million; 2008 ― $3.3 million) is included in selling, general and administration expenses and $2.5 million (2009 ― $nil; 2008 ― $nil) is in restructuring charges (Note 19), respectively, in “Loss from continuing operations”, and $0.8 million (2009 ― $1.2 million; 2008 ― $1.7 million) is included in costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

Canadian Dollar Options
	Number (000s)	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (C$ thousands)
Outstanding as of October 31, 2008	4,190	$19.92	4.3	$-
Granted	-	-
Exercised	-	-
Cancelled or forfeited	(636)	20.21
Expired	(72)	15.50
Outstanding as of October 31, 2009	3,482	$19.95	3.5	$-
Granted	1,174	9.66
Exercised	-	-
Cancelled or forfeited	(996)	20.63
Expired	(129)	14.49
Outstanding as of October 31, 2010	3,531	$16.53	3.9	$2,067
Vested and expected to vest as at October 31, 2009(a)	3,347	$19.88	3.8	$-
Vested and expected to vest as at October 31, 2010(a)	3,386	$16.82	4.1	$1,813
Exercisable as at October 31, 2009	2,972	$19.72	3.3	$-
Exercisable as at October 31, 2010	2,356	$19.95	2.5	$-

(a)   The expected to vest amount represents the unvested options as at October 31, 2010 and 2009, respectively, less estimated forfeitures.

Canadian dollar options outstanding as of October 31, 2010 comprise the following:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (C$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (C$)	Number (000s)	Weighted Average Exercise Price (C$)
$09.65 - $10.19	6.70	1,165	$9.65	-	$-
$10.20 - $18.81	2.29	576	16.97	566	17.08
$18.82 - $20.10	2.08	743	19.67	743	19.67
$20.11 - $21.74	2.89	270	21.29	270	21.29
$21.75 - $22.50	3.05	777	21.85	777	21.85
	3.91	3,531	$16.53	2,356	$19.95

United States Dollar Options
	Number (000s)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$ thousands)
Outstanding as of October 31, 2008	1,153	$15.88	6.6	$-
Granted	46	6.14
Cancelled or forfeited	(44)	15.86
Outstanding as of October 31, 2009	1,155	$15.49	5.7	$-
Granted	-	-
Exercised or released	(43)	6.14
Cancelled or forfeited	(310)	15.77
Outstanding as of October 31, 2010	802	$15.88	4.6	$15
Vested and expected to vest as at October 31, 2009	1,121	$15.49	5.7	$82
Vested and expected to vest as at October 31, 2010	802	$15.88	2.6	$15
Exercisable as at October 31, 2009	369	$15.88	5.6	$-
Exercisable as at October 31, 2010	802	$15.88	4.6	$15

United States dollar options outstanding as of October 31, 2010 comprise the following:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (US$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (US$)	Number (000s)	Weighted Average Exercise Price (US$)
$6.13 - $6.15	5.13	3	$6.15	3	$6.15
$14.35 - $17.74	4.61	799	15.92	799	15.92
	4.61	802	$15.88	802	$15.88

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

	2010	2009	2008
Risk-free interest rate	2.1%	1.7%	3.6%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	0.365	0.311	0.231
Expected time until exercise (years)	3.64	4.20	4.40

The weighted average fair values of options granted are estimated to be C$2.91 per Common share in fiscal 2010, US$1.47 per Common share in fiscal 2009, and C$4.51 and US$4.13, respectively, per Common share in fiscal 2008.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2010		2009		2008
Aggregate intrinsic value of options exercised	C$	-	C$	-	C$	854
	US$	62	US$	-	US$	-
Aggregate grant-date fair value of shares vested	C$	5,920	C$	3,657	C$	5,475
	US$	4,518	US$	1,566	US$	-

As of October 31, 2010, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately C$2.7 million and US$nil, which will be amortized over the weighted average remaining requisite service period of approximately 32 months and nil months, respectively, for the C$ and US$ stock options.

Incentive plans
During fiscal 2010, all of the outstanding PSUs under the MTIP accelerated and fully vested pursuant to the COC policy. As of October 31, 2010, there are no outstanding PSUs.

The Company records the costs of its MTIP plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock option compensation. The table below shows the liability and expense related to the MTIP plans of the Company. There is no 2010 MTIP.

Liability(a)	As of October 31
	2010	2009
2006 Plan	$930	$1,147
2007 Plan	-	-
2008 Plan	-	-
2009 Plan	-	-
Total	$930	$1,147

Expense (Income)(b)	Years ended October 31
	2010	2009	2008
2006 Plan	$(28)	$-	$(6,773)
2007 Plan	-	-	(2,980)
2008 Plan	3,988	(2,256)	1,739
2009 Plan	6,101	-	-
Total	$10,061	$(2,256)	$(8,014)
(a) The MTIP liability is included in the employee-related accruals in accrued liabilities in the consolidated statements of financial position (Note 12).

(b) The MTIP expense (income) for the year ended October 31, 2010 is $10.1 million (2009 ― $(2.3) million ; 2008 ― $(8.0) million), of which $nil (2009 ―  $(1.1) million; 2008 ― $(2.7) million) is included in selling, general and administration expenses and $5.6 million (2009 ― $nil; 2008 ― $nil) is included in restructuring charges (Note 19), respectively, in “Loss from continuing operations”, and $4.5 million (2009 ― $(1.2) million; 2008 ― $(5.3) million) is included in costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

Restricted stock units
The Company periodically grants time-based RSUs to certain employees. Outstanding RSUs are strictly time-based and vest at the end of the restriction period, which can be settled in cash or shares. Payout will be made within 60 days of the vesting date. During the first quarter of fiscal 2010, all of the 707,000 outstanding RSUs vested, of which 437,000 RSUs accelerated and fully vested pursuant to the COC policy. As of October 31, 2010, there are no outstanding RSUs.

The Company records the liability and expense relating to RSUs based on the market value of its Common shares. The RSU liability as of October 31, 2010 is $nil (October 31, 2009 ― $3.3 million), which is included in the employee-related accruals in accrued liabilities in the consolidated statements of financial position (Note 12).

RSU expense for the year ended October 31, 2010 is $2.1  million (2009 ― $2.8 million; 2008 ― $0.5 million) of which $nil (2009 ― $1.2 million; 2008 ― $0.2 million) is included in selling, general and administration expenses and $0.8 million (2009 ― $nil; 2008 ― $nil) is included in restructuring charges (Note 19), respectively, in “Loss from continuing operations”, and $1.3 million (2009 ― $1.6 million; 2008  ― $0.3 million) is included in costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

24.	Employee Benefits
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plans
The Company sponsors three defined benefit pension plans for certain employees in Canada, Belgium, and the U.S.. The Canadian plan is based on the highest three or six average consecutive years of wages and requires employee contributions. The Belgium plan is based on the average of the last five yearly salaries and also requires employee contributions. The U.S. plan is based on the participants’ 60 highest consecutive months of compensation and their years of service. The pension plan in the U.S. is related to MDS Pharma Services and the Company has retained this pension plan subsequent to the sale of Early Stage.

All plans are funded and the Company uses an October 31st measurement date for its plans.  The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2010. Based on these actuarial valuations, the Company expects to have annual funding requirements of approximately $4 million to $5 million in each of the next five years, with aggregate estimated contributions of approximately $23 million. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

The components of net periodic pension cost for these plans for fiscal 2010, 2009 and 2008 are as follows:

	Domestic Plan			International Plans
Year ended October 31	2010	2009	2008	2010	2009	2008
Components of net periodic pension cost
Service cost	$1,980	$1,352	$3,006	$105	$196	$311
Interest cost	12,045	10,291	11,119	875	734	821
Expected return on plan assets	(15,579)	(13,215)	(14,835)	(785)	(676)	(974)
Recognized actuarial (gain) loss	-	(961)	-	344	198	149
Curtailment gain	-	-	(699)	-	-	-
Net periodic pension cost (a)	$(1,554)	$(2,533)	$(1,409)	$539	$452	$307
(a)  Excludes the net periodic benefit cost related to discontinued operations of $nil (2009 ― $0.7 million; 2008 ― $0.3 million) for the year ended October 31, 2010.

The following weighted average assumptions are used in the determination of the net periodic benefit cost and the projected benefit obligation:

	Domestic Plan			International Plans
	2010	2009	2008	2010	2009	2008
Projected benefit obligation
Discount rate	5.40%	6.50%	7.25%	4.97%	4.60%	5.45%
Expected return on plan assets	6.50%	6.90%	6.75%	6.92%	6.11%	5.74%
Rate of compensation increase	3.50%	3.75%	3.75%	3.00%	4.00%	4.28%
Benefit cost
Discount rate	6.50%	7.25%	5.80%	5.35%	5.94%	4.74%
Expected return on plan assets	6.90%	6.75%	6.75%	6.92%	6.28%	5.74%
Rate of compensation increase	3.75%	3.75%	3.75%	4.10%	4.32%	3.85%

Discount rate assumptions have been, and continue to be, based on the prevailing long-term, market interest rates at the measurement date.

The changes in the projected benefit obligation, fair value of plan assets, and the funded status of the plans are as follows:

	Domestic Plan		International Plans
As of October 31	2010	2009	2010	2009
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$178,296	$138,531	$13,021	$9,872
Service cost - pension	3,135	2,373	1,006	213
Interest cost	12,045	10,291	875	795
Benefits paid	(7,661)	(7,547)	(819)	(358)
Actuarial loss	18,124	17,141	4,663	2,499
Curtailment gain(a)	-	-	(1,957)	-
Foreign currency exchange rate changes	11,228	17,507	(751)	-
Projected benefit obligation, end of year	215,167	178,296	16,038	13,021
Change in fair value of plan assets
Fair value of plan assets, beginning of year	191,867	163,551	8,184	8,539
Actual return on plan assets	20,594	14,119	3,826	(136)
Benefits paid	(7,661)	(7,547)	(819)	(358)
Employer contributions	6,222	542	231	139
Employee contributions	1,133	1,045	32	-
Foreign currency exchange rate changes	11,956	20,157	74	-
Fair value of plan assets, end of year	224,111	191,867	11,528	8,184

Funded status – over/(under) at end of year	$8,944	$13,571	$(4,510)	$(4,837)

(a) On March 5, 2010, the Company completed the sale of Early Stage (Note 3), which resulted in the termination of employees’ services earlier than expected in the U.S. plan. A curtailment gain of $2.0 million is recorded for the year ended October 31, 2010, which is included in “Total comprehensive loss” in the consolidated statements of shareholders’ equity and comprehensive loss and reduces the projected benefit obligation by $2.0 million as of October 31, 2010.

The funded status, measured as the difference between the fair value of plan assets and the projected benefit obligation, for the Canadian plan is included in other long-term assets (Note 9) and the funded status of the U.S. plan and the Belgium plan are included in other long-term liabilities (Note 15) in the consolidated statements of financial position.

A reconciliation of the funded status to the net plan assets (liabilities) recognized in the consolidated statements of financial position is as follows:

	Domestic Plan		International Plans
As of October 31	2010	2009	2010	2009
Projected benefit obligation	$215,167	$178,296	$16,038	$13,021
Fair value of plan assets	224,111	191,867	11,528	8,184
Plan assets in excess of (less than) projected benefit obligation	8,944	13,571	(4,510)	(4,837)
Unrecognized net actuarial loss	22,635	9,505	5,891	6,554
Net amount recognized at year end	$31,579	$23,076	$1,381	$1,717

Long-term pension plan assets	$8,944	$13,571	$-	$-
Non-current liabilities	-	-	(4,510)	(4,837)
Accumulative other comprehensive loss	22,635	9,505	5,891	6,554
Net amount recognized at year end	$31,579	$23,076	$1,381	$1,717

The following table illustrates the amounts in accumulated other comprehensive income that have not yet been recognized as components of pension expense:

As of October 31	2010	2009
Net actuarial loss	$28,526	$16,059
Deferred income taxes	(6,992)	(5,042)
Accumulated other comprehensive loss - net of tax	$21,534	$11,017

The weighted average asset allocation of the Company’s pension plans is as follows:

	Target	Domestic Plan		International Plans
Asset Category		2010	2009	2010	2009
Cash	0.0%	0.1%	-	0.5%	48.5%
Fixed income	44.0%	44.9%	39.6%	22.8%	18.2%
Equities	56.0%	55.0%	60.4%	49.8%	33.3%
Other(a)		-	-	26.9%	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%
(a) Other asset category represents insurance contracts for the Company’s defined benefit pension plan in Belgium.

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans, which are designed to maximize the total rate of return (income and appreciation) after inflation, within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. The Company’s expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

The following table provides a basis of fair value measurement for plan assets held by the Company’s pension plans that are measured at fair value on a recurring basis. See also the discussion of fair value hierarchy in Note 18.

As of October 31, 2010	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$275	$-	$-	$275
Debt securities	-	103,377	-	103,377
Equity securities	-	129,286	-	129,286
Other	-	-	2,701	2,701
Total	$275	$232,663	$2,701	$235,639

Expected future benefit payments are as follows:

Years ended October 31	Domestic Plan	International Plans
2011	$8,060	$533
2012	8,552	557
2013	9,161	602
2014	9,728	864
2015	10,411	834
2016 – 2020	60,676	5,533
	$106,588	$8,923

Other benefit Plans
Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of net periodic cost for these plans are as follows:

Years ended October 31	2010	2009	2008
Components of net periodic cost
Current service cost	$276	$162	$304
Interest cost	790	734	888
Recognized actuarial loss (gain)	348	(416)	(39)
Recognized past service cost	(48)	(42)	(56)
Curtailment gain recognized	(486)	-	(1,055)
Net periodic cost(a)	$880	$438	$42

(a)  Excludes the net periodic cost related to discontinued operations of $nil (2009 ― $0.2 million; 2008 ― $nil) for the year ended October 31, 2010.
The weighted average assumptions used to determine the net periodic pension cost and projected benefit obligation for these plans are as follows:

	2010	2009	2008
Projected benefit obligation
Discount rate	5.13%	6.09%	7.15%
Rate of compensation increase	3.96%	4.12%	4.13%
Initial health care cost trend rate	9.10%	9.12%	8.84%
Ultimate health care cost trend rate	4.50%	4.85%	4.84%
Years until ultimate trend rate is reached	11	13	9
Benefit cost
Discount rate	6.08%	7.15%	5.70%
Rate of compensation increase	4.05%	4.12%	4.13%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in fiscal 2010:

	1% Increase	1% Decrease
Change in net benefit cost	$86	$(71)
Change in projected benefit obligation	$1,330	$(1,099)

The changes in the projected benefit obligation and the funded status of the plans are as follows:

As of October 31	2010	2009
Change in projected benefit obligation
Projected benefit obligation – beginning of year	$12,801	$10,157
Service cost	404	162
Interest cost	662	734
Benefits paid	(924)	(538)
Actuarial loss	1,992	1,023
Curtailment gain	(487)	-
Foreign currency exchange rate changes	803	1,263
Projected benefit obligation – end of year	$15,251	12,801

Funded status – under at end of year	$(15,251)	$(12,801)

A reconciliation of the funded status to the net plan liabilities recognized in the consolidated statements of financial position is as follows:

As of October 31	2010	2009
Projected benefit obligation	$15,251	$12,801
Fair value of plan assets	-	-
Plan assets less than projected benefit obligation	(15,251)	(12,801)
Unrecognized past service costs	(1,135)	(2,589)
Unrecognized actuarial gains	-	(325)
Net amount recognized at year end	$(16,386)	$(15,715)

Non-current liabilities	$(15,251)	$(12,801)
Accumulative other comprehensive income	(1,135)	(2,914)
Net amount recognized at year end	$(16,386)	$(15,715)

The other benefit plan liabilities related to continuing operations are included within other long-term liabilities (Note 15). The other benefit plan liabilities related to discontinued operations as of October 31, 2010 of $nil (2009 ― $1.0 million) are included in liabilities of discontinued operations on the consolidated statements of financial position (Note 3).

As of October 31, 2010, the unrecognized actuarial gains and past service costs of $1.1 million (2009 ― $2.8 million), net of tax of $0.3 million (2009 ― $(0.7) million) are included in accumulated other comprehensive income.

Based on the actuarial assumptions used to develop the Company’s benefit obligations as of October 31, 2010, the following benefit payments are expected to be made to plan participants:

Years ended October 31
2011	$995
2012	1,019
2013	981
2014	1,035
2015	1,099
2016 ― 2020	5,606
Total	$10,735

During fiscal 2011, the Company expects to contribute approximately $8 million and $1 million to the Company’s pension plans and other benefit plans, respectively.

During fiscal 2010, the Company contributed $3.5 million to defined contribution pension plans on behalf of its employees (2009 ― $7.6 million; 2008 ― $8.8 million).

25.	Segmented Information
In accordance with ASC 280, “Segment Reporting”, the Company discloses financial and descriptive information about its reportable operating segments.  Operating segments are components of an enterprise about which separate financial information is available and is regularly evaluated by the Company’s chief operating decision maker (CODM) in assessing performance and deciding how to allocate resources.

During fiscal years 2009 and 2010, the Company sold MDS Pharma Services and MDS Analytical Technologies.  As a result, MDS Pharma Services and MDS Analytical Technologies have been reported in discontinued operations in the consolidated financial statements for all periods presented herein (Note 3) and have appropriately been excluded from the following segment disclosures.

The Company’s remaining operations consist of the Nordion business and related corporate and public-company activities. The Company concluded its strategic repositioning in 2010 and management redefined its business segments to align with the way the CODM now evaluates separate financial information for purposes of assessing performance and deciding how to allocate resources.  As discussed in Note 1, Nordion operates as a global life sciences company with three business segments: Medical Isotopes, Targeted Therapies and Sterilization Technologies.  These segments are organized predominantly around the products and services provided to customers identified for the businesses.  Segmented information has been restated for prior years to conform to the new basis of segmentation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.  Management does not track or allocate assets on a business segment basis.  Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information.  Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

The information presented below is for continuing operations.

Operating results
				Year ended October 31, 2010
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$57,958	$65,552	$116,842	$-	$240,352
Direct cost of revenues	36,432	38,771	53,209	-	128,412
Selling, general and administration(a)	17,316	15,436	16,676	48,238	97,666
Other expense, net (b)	64	4,763	96	17,871	22,794
Segment earnings (loss)	$4,146	$6,582	$46,861	$(66,109)	$(8,520)
Depreciation and amortization	4,870	7,211	5,182	11,967	29,230
Restructuring charges, net					62,531
AECL arbitration and legal costs					9,207
Loss on sale of investments					1,054
Impairment of long-lived assets					8,913
Change in fair value of embedded derivatives					(13,050)
Operating loss from continuing operations					$(106,405)
(a)      Excludes AECL arbitration and legal costs of $9.2 million
(b)      Excludes impairment of long-lived assets of $8.9 million and loss on sale of investment of $1.1 million

				Year ended October 31, 2009
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$94,412	$42,261	$94,590	$-	$231,263
Direct cost of revenues	47,750	26,380	44,285	-	118,415
Selling, general and administration(c)	14,207	11,047	14,629	38,168	78,051
Other expense, net(d)	643	4,573	591	2,708	8,515
Segment earnings (loss)	$31,812	$261	$35,085	$(40,876)	$26,282
Depreciation and amortization	4,302	5,275	4,451	9,603	23,631
Restructuring charges, net					9,306
Write-down of investments					939
AECL arbitration and legal costs					1,944
Change in fair value of embedded derivatives					(7,922)
Operating loss from continuing operations					$(1,616)

(c)       Excludes AECL arbitration and legal costs of $1.9 million
(d)      Excludes write-down of investments of $0.9 million

				Year ended October 31, 2008
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$120,987	$40,367	$118,099	$16,781	$296,234
Direct cost of revenues	58,431	28,596	49,216	13,858	150,101
Selling, general and administration	17,828	12,895	16,082	60,326	107,131
Other (income) expense, net (e)	(472)	3,025	(695)	(5,475)	(3,617)
Segment earnings (loss)	$45,200	$(4,149)	$53,496	$(51,928)	$42,619
Depreciation and amortization	4,234	3,947	4,564	12,537	25,282
Restructuring charges, net					1,240
MAPLE facilities write-off					341,000
Loss on sale of business					3,869
Write-down of investments					10,654
AECL arbitration and legal costs					677
Change in fair value of embedded derivatives					14,488
Operating loss from continuing operations					$(354,591)

(e)  Excludes loss on sale of investment of $10.7 million, loss on sale of business 3.9 million and AECL arbitration and legal costs of $0.7 million.

Revenues by geographic location are summarized below:

Years ended October 31		Canada	US	Europe	Other	Total
	2010	$6,857	$137,054	$37,103	$59,338	$240,352
	2009	6,772	127,556	31,493	65,442	231,263
	2008	10,384	169,083	35,737	81,030	296,234

Property, plant and equipment by geographic location and additions are summarized below:

		Total	Additions
Canada	2010	$110,274	$7,277
	2009	120,668	8,895
Europe	2010	$1,390	$362
	2009	9,983	1,088
Total	2010	$111,664	$7,639
	2009	130,651	9,983

All of the goodwill of the Company is carried in Canada, and is allocated to Medical Isotopes $0.9 million and Sterilization Technologies $1.6 million.

Significant customers
For the year ended October 31, 2010, one major customer in Medical Isotopes segment accounted for $20.6 million or 9% (2009 ― $38.4 million or 17%; 2008 ― $53.4 million or 18%) of the Company’s revenues.

26.	Commitments and Contingencies

Leases and other commitments

The Company is obligated under non-cancelable operating leases, primarily for its offices and equipment. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees, which are not reflected in the table below.

As of October 31, 2010, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

	Operating Leases	Other Contractual Commitments
2011	$4,804	$45,895
2012	3,723	47,507
2013	3,066	82,597
2014	2,036	111,771
2015	1,878	102,965
Thereafter	7,125	574,979
	$22,632	$965,714

Net rental expense for premises and equipment leases for the year ended October 31, 2010 was $16.6 million (2009 ― $19.9 million; 2008 ― $24.8 million).

Contractual commitments
Included in other contractual commitments is over $900 million associated with long-term supply arrangements primarily with domestic and international suppliers of isotopes. Other contractual commitments also include a $5.4 million (2009 ― $18.8 million) relating to the outsourcing of the information technology infrastructure. The terms of these long-term supply or service arrangements range from 1 to 14 years. The amounts purchased under these contractual commitments for the year ended October 31, 2010 are $47.3 million (2009 ― $56.3 million; 2008 ― $45.4 million).

Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in direct cost of revenues for the year ended October 31, 2010 amounted to $3.6 million (2009 ― $5.8 million; 2008 ― $2.7 million).

Captive insurance liability
The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to $10 million in aggregate claims arising during an annual policy period.  The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to captive insurance are $10.3 million as of October 31, 2010 (2009 ― $5.9 million).

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 12) and certain other contingent liabilities in Montreal, Canada. Nordion has also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for certain U.S. employees, and lease obligations for the Montreal facility as well as two office locations in King of Prussia, Pennsylvania and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at approximately $5 million.

Indemnities and guarantees
In connection with various divestitures that the Company underwent (Note 3), Nordion has agreed to indemnify various buyers for actual future damage suffered by the buyers related to breaches, by Nordion, of representations and warranties contained in the purchase agreements. In addition, Nordion has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate the Nordion’s exposure to certain of these potential liabilities, the Company maintains errors and omissions and other insurance. Nordion is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past, however the Company has had early discussions with buyers related to certain indemnities provided.

27.	Litigation
During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 12). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5 million
(C$5 million) and loss of profit of $29 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 12). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

During fiscal 2008, Nordion served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. Nordion concurrently filed a court claim against AECL and the Government of Canada. In this lawsuit, Nordion is seeking against AECL (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract relating to an agreement entered into with AECL in August 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, Nordion is seeking (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by Nordion to the Government of Canada under the Fair Debt Collection Practices Act (FDCPA); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. Nordion’s current emphasis is on the arbitration proceedings. Hearings for the arbitration are expected to continue into the second half of fiscal 2011. The Company expects a decision from the panel thereafter.

28.	Asset Retirement Obligation (ARO)
During the fourth quarter of fiscal 2009, given the prolonged shutdown of National Research Universal (NRU) reactor, the Company reviewed the timing of incurring future site remediation costs of the facility located in Kanata, Ontario, and established $4.5 million of ARO.

During the fourth quarter of fiscal 2010, the Company reassessed cost estimates and other assumptions used in the valuation of ARO based on new information available and changes in circumstances including regulatory requirements and established $5.5 million and $1.1 million of additional AROs for its facilities in Kanata, Ontario and Fleurus, Belgium, respectively.

The Company’s Kanata and Fleurus AROs represent the present value of future remediation costs and are recorded in other long-term liabilities (Note 15) and accrued liabilities (Note 12), respectively, and increased the carrying amounts of the related assets in property, plant and equipment, net in the consolidated statements of financial position. The capitalized future site remediation costs are depreciated and the AROs are accreted over the life of the related assets.

The fair value of the AROs is determined based on estimates. Considerable management judgment is required in estimating these obligations. The key assumptions include credit adjusted risk free interest rate, timing and the estimate of the remediation activities. Changes in these assumptions based on future information may result in adjustments to the estimated obligations over time.

A reconciliation of the AROs for the years ended October 31, 2010 and 2009 is as follows:

As of October 31	2010	2009
Asset retirement obligation – beginning of year	$4,669	$152
Liability incurred	-	4,474
Liability settled	-	-
Incremental ARO	6,600	-
Accretion expense	675	43
Asset retirement obligation – end of year	$11,944	$4,669

The Company has pledged a $15.1 million (2009 ― $14.2 million) letter of credit in support of future site remediation costs for the Kanata, Ontario facility.

29.	Subsequent Events
On December 2, 2010, the Company announced that it intends to sell MDS Nordion S.A. in Fleurus, Belgium. The Company signed a non-binding letter of agreement with a potential buyer for the divestiture of its Belgium operations, which currently support four lines of business including Agiris (non-destructive testing equipment and sources); Glucotrace (FDG imaging agent); TheraSphere (targeted liver cancer radiotherapeutic); and Radiochemical business (generic cyclotron and reactor isotopes). The proposed divestiture transaction is expected to include three lines of business excluding the TheraSphere business, which will be retained by Nordion. The proceeds received for the divested operations are expected to be nominal and the Company may be required to leave sufficient working capital in the business to support its operations through an initial transition period.

In the first quarter of fiscal 2011, the Company expects to report the net assets of MDS Nordion S.A. at the lower of their carrying value or fair value less costs to sell as “Assets held for sale” in the consolidated statements of financial position and report the results of operations of MDS Nordion S.A. as “Discontinued operations, net of income taxes” in the consolidated statements of operations. As required of discontinued operations accounting, the Company will be assessing the fair value of the MDS Nordion S.A. operation, which may result in the Company incurring a write-down of assets.

30.	Comparative Figures
Certain figures for the prior years have been reclassified to conform to the current year’s consolidated financial statements presentation.